Fidelis Insurance Group Provides Update in Advance of Q4 Earnings

Meaningfully derisks overall exposure to Russia-Ukraine aviation litigation
Provides preliminary catastrophe loss estimate for January 2025 California Wildfires

PEMBROKE, Bermuda, February 19, 2025 — Fidelis Insurance Holdings Limited (NYSE:FIHL) ("Fidelis Insurance Group" or the "Company"), a global specialty insurer, today announced an update to loss reserves in advance of reporting its fourth quarter and full year 2024 earnings. During the fourth quarter, the Company incurred net adverse prior year development attributable to its Aviation and Aerospace line of business of $287.2 million. This relates to business underwritten in the 2021 and 2022 underwriting years and impacted by the ongoing Russia-Ukraine aviation litigation.
In respect of the aviation litigation, the Company has been judiciously settling claims to derisk its overall exposure. In addition, the Company has strengthened reserves, in large part to make allowance for ongoing settlement discussions and also to reflect recent developments and new information received.
To date, the Company has successfully settled or is in various stages of settlement discussions in respect of approximately two-thirds of the total exposure related to lessor policy claims currently in litigation. Of the remaining lessor policy claims in litigation, a significant portion of these claims relate to the English trial that commenced in October 2024, in respect of which the Company continues to hold reserves based on a probabilistic model of potential court outcomes, incorporating recent developments and updated information received. The English trial concluded February 14, 2025, and a court judgment will be rendered in the coming months.
The prior year development has impacted the Company’s fourth quarter and full-year performance. For the year ended December 31, 2024, the Company anticipates reporting net income in the range of $100 to $120 million and operating net income in the range of $120 to $140 million.
Dan Burrows, Group Chief Executive Officer, commented: "We have meaningfully reduced our overall exposure to the complex and evolving Russia-Ukraine aviation litigation, lowered the potential downside risk associated with this event and provided increased certainty to our shareholders.
Excluding the impact of the prior year development attributable to our Aviation and Aerospace line of business, our full-year results would have exceeded our long-term Operating ROAE target. Our balance sheet remains strong, and our business is well-positioned to support future growth and deliver long-term value for shareholders.”
Separately, Fidelis Insurance Group announced today its preliminary estimate of catastrophe losses related to the January 2025 California wildfires. Based on an insured industry loss estimate of $40 billion to $50 billion, the Company expects its catastrophe loss estimates to be in the range of $160 million to $190 million, net of expected recoveries, reinstatement premiums and tax. The losses from these wildfires will be reflected in our first quarter 2025 earnings.
As previously announced, the Company expects to release financial results for the fourth quarter and year ended December 31, 2024, on February 25, 2025, after the close of financial markets. Starting with the fourth quarter and fiscal year ended December 31, 2024, the Company will be reporting its financial results in two operating segments, Insurance and Reinsurance, an approach which is aligned to the current management operating structure.

About Fidelis Insurance Group
Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.
We have a highly diversified portfolio, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.
Non-GAAP Financial Measures
This press release includes certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
Safe Harbor Regarding Forward-Looking Statements
This press release, posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the three and twelve months ended December 31, 2024 contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements” which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic, legal and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.
Examples of forward-looking statements include, among others, statements we make in relation to: targeted operating results such as return on equity, net earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross written premiums and book value; our expectations regarding current settlement discussions, court cases and current settlement and litigation strategies; our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes, claims and other loss events; our liquidity and capital resources; and expectations of the effect on our results of operations and financial condition of our loss claims, litigation, climate change impacts, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:
•our ability to manage risks associated with macroeconomic conditions including any escalation of the Russia Ukraine Conflict or those in the Middle East, or related sanctions and other geopolitical events globally;
•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the impact of inflation (including social inflation) or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•any litigation to which we are party being resolved unfavorably to our prior expectations, whether through court decisions or otherwise through effecting settlements (where such settlements are capable of being achieved), based on emerging information, the actions of other parties or any other failure to resolve such litigation favorably;
•the inherent unpredictability of litigation and any related settlement negotiations which may or may not lead to an agreed settlement of particular matters;
•the outcomes of probabilistic models which are based on historical assumptions and which can differ from actual results or other emerging information as compared to such assumptions;
•the less developed data and parameter inputs for industry catastrophe models for perils such as wildfires and flood;
•the effect of climate change on our business, including the trend towards increasingly frequent and severe catastrophic events;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;
•and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Annual Report on Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference) (the “2023 Annual Report”), its Form 6-K filed with the SEC on February 19, 2025, as well as subsequent Annual and Current Report filings with the SEC available electronically at www.sec.gov.
The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in filings with the SEC. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to therein. Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. There can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. Except to the extent required by applicable laws and regulations, we undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement might not occur.

Fidelis Insurance Group Investor Contact:
Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:
Kekst CNC
Nick Capuano / Ruth Pachman
917-842-7859 / 917-842-1122
Fidelis@kekstcnc.com